PARKERVISION, INC.
4446-1A Hendricks Avenue, Suite 354
Jacksonville, Florida 32207

August 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Gregory Herbers

Re:
ParkerVision, Inc.
Registration Statement on Form S-1
File No. 333-266777
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Herbers:

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Monday, August 22, 2022, or as soon thereafter as practicable.

Very truly yours, PARKERVISION, INC.

By:	/s/ Cynthia French
Name:	Cynthia French
Title:	Chief Financial Officer

cc: David Alan Miller, Esq.